575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Evan L. Greebel evan.greebel@kattenlaw.com 212.940.6383 direct 212.894.5883 fax

October 18, 2011

Via EDGAR and Federal Express

Perry J. Hindin Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549-3628

Re:
AMAG Pharmaceuticals, Inc. (“AMAG” or “the Company”) Preliminary Proxy Statement on Schedule 14A filed October 14, 2011 Filed by MSMB Capital Management LLC, et al.

Additional Soliciting Materials filed pursuant to Rule 14a-12 on September 30, 2011 by MSMB Capital Management LLC, et al.
File No. 001-10865

Dear Mr. Hindin,

Set forth below is the response on behalf of MSMB Capital Management LLC (“MSMB”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 17, 2011 (the “Comment Letter”) concerning (i) the referenced Preliminary Proxy Statement on Schedule 14A, which was originally filed with the Commission on October 14, 2011 and (ii) the Additional Soliciting Materials filed pursuant to Rule 14a-12 which were originally filed with the Commission on September 30, 2011.  For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response.  In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, MSMB.

We are providing to you under separate cover two copies of Amendment No. 2 to the above-referenced Preliminary Proxy Statement on Schedule 14A, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from Amendment Number 1 to the Preliminary Proxy Statement on Schedule 14A.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Perry J. Hindin, Esq.
Securities and Exchange Commission
October 18, 2011

General

1.
In our March 16, 1994 Release No. 34-33768, we reminded registrants that although the proxy rules do not specify the number of days before the meeting by which registrants must make their proxy materials available for distribution to their beneficial owners, proxy materials “must be mailed sufficiently in advance of the meeting date to allow five business days for processing by the banks and brokers and an additional period to provide ample time for delivery of the material, consideration of the material by the beneficial owners, return of their voting instructions, and transmittal of the vote from the bank or broker to the tabulator.” Given that the stockholder meeting is scheduled for Friday, October 21, 2011 at 9 a.m., EST, please provide us with an analysis as to why you believe your time frame in sending out your soliciting materials is timely and provides stockholders sufficient time to make an informed voting decision. In your response, indicate whether you intend to solicit all Company stockholders and how you intend to disseminate your proxy materials.

Due to the concentrated institutional ownership, we intend to disseminate the proxy to certain significant stockholders of AMAG. Based on current reports that MSMB has been provided by Innisfree M&A Incorporated, approximately 88% of the common stock of AMAG is held by institutional investors and an additional 2.73% is held by the Directors and Officers of AMAG. Accordingly, approximately 91% of the AMAG common stock is owned by experienced, professional investors. In addition, according to filings on Schedules 13D and 13G, the three largest investors of AMAG own approximately 43.4% of AMAG's outstanding common stock. The three largest investors are: (i) Adage Capital Partners (approx 17.6%), (ii) Palo Alto Investors (approximately 15.1%) and (iii) Fidelity (10.7%). Due to the significant ownership of the three largest investors, MSMB will send the proxy materials to such investors via overnight delivery.

We will also have Broadridge Financial Solutions mail our proxy materials via overnight delivery to all of the institutional investors that own at least 50,000 shares. Furthermore, Innisfree M&A Incorporated will send MSMB's proxy materials electronically to known shareholders that are institutional investors and own at least 25,000 shares (and we will file a copy of the email with the Securities and Exchange Commission via Edgar). Broadridge allows for institutional investors to vote electronically, as such we do not believe there is a delay in returning their vote to AMAG. Lastly, (i) MSMB will make the proxy materials available via the internet and (ii) Innisfree M&A Incorporated and MSMB will provide free copies of the proxy materials to all investors that so request. Based on the overwhelming negative attention that the proposed merger has received, including from the press, ISS Proxy Advisory Services and research reports prepared by advisory firms, MSMB believes that institutional investors are aware of the issues with the proposed merger.

Perry J. Hindin, Esq.
Securities and Exchange Commission
October 18, 2011

2.
Please respond to our comments in our letter dated October 3, 2011 related to the definitive additional soliciting materials you filed on September 30, 2011.

We will provide to the Staff under separate cover our responses to your letter dated October 3, 2011.

3.
We note that you have provided responses to our comments related to your preliminary consent statement but have not filed a revised preliminary consent statement. Please advise us of the status of your filing.

We intend to file a revised preliminary consent statement when we are able to include additional detail about the nature of our equity and debt financing for the tender offer to acquire the outstanding shares of common stock of AMAG.

Reasons to Vote Against the Share Issuance Proposal, page 1

4.
We note your response to prior comment 5 relating to the patent protection status of Folotyn. It has come to our attention that Folotyn is also the subject of a composition of matter patent that does not expire until 2017. Please revise your disclosure accordingly to reflect the composition of matter patent.

We have revised the disclosure on page 1 as requested.

Background of the Solicitation, page 3

5.
We note your response to prior comment 12 as well as your statements on page 3 that “MSMB is a leading investment firm focused on global healthcare and biotechnology opportunities and long-term investments” and that “MSMB is a long-term stockholder of the Company.” In light of the numerous short sales with respect to the Company’s common stock listed in Schedule 1, please qualify such statements by disclosing in the Background section your aggregate short position in the Company’s common stock as of the most recent practicable date. Please also disclose how such figure is calculated. Please note that while Schedule 1 provides a list of past short sales, we do not consider Schedule 1 responsive to this comment.

We have revised the disclosure on page 9 as requested.

Perry J. Hindin, Esq.
Securities and Exchange Commission
October 18, 2011

Certain Information Regarding MSMB, Ironman and Ironman GP, page 14

6.
We note your disclosure on page 14 indicating that MSMB is focused on global healthcare and biotechnology opportunities and long-term investments. Please reconcile this disclosure with your response to prior comment 10 indicating that MSMB and its affiliates are long/short focused hedge funds.

We have revised the disclosure on page 14 as requested.

Schedules

7.	Please update Schedule 1 to reflect any current transactions since October 7, 2011 to date. We have revised the disclosure on Schedule I as requested.

8.	Please update Schedule 2 to reflect your beneficial ownership in the common stock. We have revised the disclosure on Schedule II as requested.

If you have any additional questions regarding any of our responses or the revised Preliminary Proxy Statement, please feel free to call me at (212) 940-6383.

Sincerely,

/s/ Evan L. Greebel
Evan L. Greebel, Esq.

Enclosures

cc: Martin Shkreli